EPAM SYSTEMS, INC.

41 University Drive,

Suite 202

Newtown, Pennsylvania 18940

February 3, 2012

VIA HAND DELIVERY AND EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Attention:	Barbara C. Jacobs, Assistant Director

Re:	EPAM Systems, Inc.
Registration Statement on Form S-1 (File No. 333-174827)

Dear Ms. Jacobs:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-174827) (the “Registration Statement”) of EPAM Systems, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 2:00 p.m., Eastern time, on February 7, 2012, or as soon as practicable thereafter, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Davis Polk & Wardwell LLP, by calling Joseph A. Hall (212) 450-4565.

The Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours, EPAM SYSTEMS, INC.

By:	/s/ Arkadiy Dobkin
Name: Arkadiy Dobkin Title: Chief Executive Officer, President and Chairman of the Board of Directors

cc: Joseph A. Hall, Esq., Davis Polk & Wardwell LLP